UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)(1)*

K&F Industries Holdings, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

482241 10 6

(CUSIP Number)

Ronald H. Kisner, K&F Industries Holdings, Inc., 50 Main Street, White Plains, New York  10606, 914-448-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482241106

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Aurora Equity Partners II L.P., a Delaware limited partnership (I.R.S. #95-4678476), together with its general partner Aurora Capital Partners II L.P., a Delaware limited partnership (I.R.S. #95-4678477), together with its general partner Aurora Advisors II LLC, a Delaware limited liability company (I.R.S. #95-4678475)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,260,350

	8.	Shared Voting Power 9,316,447

	9.	Sole Dispositive Power 3,260,350

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,576,797

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 31.3%

14.	Type of Reporting Person (See Instructions) PN, PN, OO

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Aurora Overseas Equity Partners II, L.P., a Cayman Islands limited partnership, together with its general partner Aurora Overseas Capital Partners II, L.P., a Cayman Islands limited partnership, together with its general partner Aurora Overseas Advisors II, LDC, a Cayman Islands exempt limited duration company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,369

	8.	Shared Voting Power 9,316,447

	9.	Sole Dispositive Power 43,369

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,359,816

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 23.3%

14.	Type of Reporting Person (See Instructions) PN, PN, OO

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Aurora Equity Partners III L.P., a Delaware limited partnership (I.R.S. #43-2058135), together with its general partner Aurora Capital Partners III L.P. (I.R.S. #43-2058134), a Delaware limited partnership, together with its general partner Aurora Advisors III LLC, a Delaware limited liability company (I.R.S. # 43-2058133)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,036,458

	8.	Shared Voting Power 9,316,447 (inclusive of 265,362 shares owned of record by K&F Equity Partners, L.P. and subject to the voting agreement)

	9.	Sole Dispositive Power 8,301,820 (dispositive power with respect to 265,362 of such shares is held only by Aurora Advisors III LLC in its capacity as the general partner of K&F Equity Partners, L.P.)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,352,905

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 43.2%

14.	Type of Reporting Person (See Instructions) PN, PN, OO

1.

Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Aurora Overseas Equity Partners III, L.P., a Cayman Islands general partnership, together with its general partner Aurora Overseas Capital Partners III, L.P., a Cayman Islands general partnership, together with its general partner Aurora Overseas Advisors III, LDC, a Cayman Islands exempt limited duration company.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,526

	8.	Shared Voting Power 9,316,447

	9.	Sole Dispositive Power 90,526

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,406,973

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 23.4%

14.	Type of Reporting Person (See Instructions) PN, PN, OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K&F Equity Partners, L.P. (I.R.S. #20-2465183)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 265,362

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 265,362

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 0.7%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald L. Parsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,747,150

	9.	Sole Dispositive Power 87,621

	10.	Shared Dispositive Power 11,696,065

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,747,150

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 51.6%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John T. Mapes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,747,150

	9.	Sole Dispositive Power 9,262

	10.	Shared Dispositive Power 11,696,065

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,747,150

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 51.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the Common Stock, $.01 par value (the “Common Stock”), of K&F Industries Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 50 Main Street, White Plains, New York 10606.

Item 2.	Identity and Background
This Schedule 13D is being filed by:

1)

Aurora Equity Partners II L.P. (“AEPII”), is a Delaware limited partnership which principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of AEPII is ACPII (defined below), whose general partner is AAII (defined below).

2)

Aurora Capital Partners II L.P. (“ACPII”), is a Delaware limited partnership which principal business is that of general partner of AEPII located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The managing director of ACPII is AAII. The limited partners of ACPII are Messrs. Richard R. Crowell (“Crowell”), Gerald L. Parsky (“Parsky”), John T. Mapes (“Mapes”), Richard K. Roeder (“Roeder”) and Mark C. Hardy (“Hardy”).

3)

Aurora Advisors II LLC (“AAII”), is a Delaware limited liability company which principal business is that of general partner of ACPII located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Parsky is the sole manager and voting member of AAII.

4)

Aurora Overseas Equity Partners II, L.P. (“AOEPII”), is a Cayman Islands exempted limited partnership which principal business is that of a private investment partnership located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands, B.W.I. The general partner of AOEPII is AOCPII (defined below), whose general partner is AOAII (defined below).

5)

Aurora Overseas Capital Partners II, L.P. (“AOCPII”), is a Cayman Islands exempted limited partnership which principal business is that of general partner of AOEPII located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands, B.W.I. The general partner of AOCPII is AOAII (defined below), and the limited partner of AOCPII is ACPII.

6)

Aurora Overseas Advisors II, LDC (“AOAII”), is a Cayman Islands exempted limited duration company which principal business is that of general partner of AOCPII located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Cayman Islands, B.W.I. Roeder is the sole manager of AOAII. The sole shareholders of AOAII are AAII and Aurora Advisors Inc. For information with respect to the identity and principal occupation of each executive officer of Aurora Advisors Inc. (“AAI”), see Schedule A attached hereto and incorporated by reference herein.

7)

Aurora Equity Partners III L.P. (“AEPIII”), is a Delaware limited partnership which principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of AEPIII is ACPIII (defined below), whose general partner is AAIII (defined below).

8)

Aurora Capital Partners III L.P. (“ACPIII”), is a Delaware limited partnership which principal business is that of general partner of AEPIII located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of ACPIII is AAIII. The managing directors of ACPIII are Crowell, Parsky, Mapes, Roeder, Hardy, Mark Rosenbaum and William Coughlin.

9)	Aurora Advisors III LLC (“AAIII”), is a Delaware limited liability company which principal business is that of general partner of ACPIII located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Mapes and Parsky are the sole managers and voting members of AAIII.

10)

Aurora Overseas Equity Partners III, L.P. (“AOEPIII”), is a Cayman Islands exempted limited partnership which principal business is that of a private investment partnership located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands, B.W.I. AEPII, AOEPII, AEPIII and AOEPIII are hereinafter referred to as the “Aurora Partnerships.” The general partner of AOEPIII is AOCPIII (defined below), whose general partner is AOAIII (defined below).

11)

Aurora Overseas Capital Partners III, L.P. (“AOCPIII”), is a Cayman Islands exempted limited partnership which principal business is that of general partner of AOEPIII located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Grand Cayman, Cayman Islands, B.W.I. The general partner of AOCPIII is AOAIII, and the limited partner of AOCPIII is ACPIII.

12)

Aurora Overseas Advisors III, LDC (“AOAIII”), is a Cayman Islands exempted limited duration company which principal business is that of general partner of AOCPIII located at its principal business and office address of c/o Paget-Brown Trust Co. Ltd., West Wind Building, P.O. Box 1111, George Town, Cayman, Cayman Islands, B.W.I. Mapes is the sole manager of AOAIII. The sole shareholders of AOAIII are AAII and AAIII.

13)

K&F Equity Partners, L.P. (“KFE”), is a Delaware limited partnership which principal business is that of a private investment partnership located at its principal business and office address of 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. The general partner of KFE is AAIII.

14)

Gerald L. Parsky (“Parsky”), is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Parsky in his various capacities related to the Aurora Partnerships, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

15)

John T. Mapes (“Mapes”), is a United States citizen whose primary occupation is as a managing director of the investment firm ACG located at its principal business and office address of Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, CA 90024. Mapes, in his various capacities related to the Aurora Partnerships, may be deemed to beneficially share ownership of the Common Stock of the Issuer beneficially owned by the Aurora Partnerships.

Each of the above individuals and entities enumerated in items 1-16 are collectively referred to herein as the “Reporting Persons.” Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule A are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Persons acquired the securities reflected herein using working capital and/or available cash.

Item 4.	Purpose of Transaction

On March 5, 2007, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Meggitt-USA, Inc., a Delaware corporation (“Purchaser”), and Ferndown Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Purchaser (“Merger Sub”, and together with Purchaser, the “Purchaser Companies”).  Pursuant to the Merger Agreement, Merger Sub will merge (the “Merger”) with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Purchaser.  The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is included as an exhibit hereto and incorporated by reference.

Concurrently with the execution of the Merger Agreement, and as an inducement and condition to the willingness of the Purchaser Companies to enter into the Merger Agreement, on March 5, 2007, certain of the Issuer’s principal stockholders, the Issuer and Purchaser entered into various stockholder voting agreements (each a “Stockholders Agreement”, and collectively the “Stockholders Agreements”).  There are four versions of Stockholders Agreements, each with terms and conditions modified to apply to the particular signatories thereto.  The four versions are (i) a version signed by the Aurora Partnerships (consisting of AEPII, AOEPII, AEPIII and AOEPIII, as defined in Item 2 hereof); (ii) a version signed by certain stockholders who previously granted the Aurora Partnerships a proxy in respect of their shares of the Common Stock; (iii) a version signed by certain stockholders who previously agreed to vote their shares of the Common Stock consistent with the vote of the Aurora Partnerships, subject to certain exceptions; and (iv) a version signed by the Issuer’s independent directors.

The Stockholders Agreements should be read in conjunction with that certain Securityholders Agreement, among the Issuer and certain of its stockholders, dated as of November 18, 2004, as amended by the First Amendment dated as of December 27, 2004 and as further amended by the Second Amendment dated as of April 27, 2005 (the “Securityholders Agreement”).  Pursuant to the Securityholders Agreement, which is more fully described in Item 6 below, certain stockholders granted an irrevocable proxy to each of the Aurora Partnerships, subject to certain exceptions.  As of March 7, 2007, 2,743,753 shares of Common Stock were subject to this proxy (the “Proxy Shares”).  Other holders agreed to vote their shares of Common Stock in the same manner as the Aurora Partnerships vote their shares, subject to certain exceptions.  As of March 7, 2007, 6,011,850 shares of Common Stock were subject to this provision (the “Voting Shares”).  Accordingly, as of March 7, 2007, the Aurora Partnerships had voting control, under the terms of the Securityholders Agreement, by proxy or voting agreement, over an aggregate of  8,755,603 outstanding shares of Common Stock (the “Aurora Outstanding Voting Shares”).

The four versions of the Stockholders Agreements are as follows:

(A)          Aurora Stockholders Agreement.     Pursuant to the Stockholders Agreement by and among Purchaser, the Aurora Partnerships and the Issuer (“Aurora Stockholders Agreement”), the Aurora Partnerships agreed to vote or cause to be voted (i) all of the 2,743,753 Proxy Shares and (ii) all of their 11,430,703 owned shares of Common Stock (the “Owned Shares”) (A) in favor of the Merger and the adoption of the Merger Agreement and all actions contemplated and required in furtherance of the Merger Agreement and the Aurora Stockholders Agreement; and (B) against the adoption of any third party acquisition proposal.  The Aurora Partnerships also agreed to use their commercially reasonable efforts to cause the stockholders who previously agreed pursuant to the Securityholders Agreement to vote their 6,011,850 Voting Shares  consistent with the vote of the Aurora Partnerships to vote (i) in favor of the Merger and the adoption of the Merger Agreement and all actions contemplated and required in furtherance of the Merger Agreement and the Aurora Stockholders Agreement; and (ii) against the adoption of any third party acquisition proposal.  In connection therewith, the Aurora Partnerships duly executed and delivered an irrevocable proxy to Purchaser appointing Purchaser and any of its authorized representatives with the power to vote, at any meeting of stockholders of the Issuer, or in any other circumstance upon which the vote or approval of stockholders is sought, all of the Owned Shares and Proxy Shares (i) in favor of the Merger and the adoption of the Merger Agreement and all actions contemplated and required in furtherance of the Merger Agreement and the Aurora Stockholders Agreement; and (ii) against the adoption of any third party acquisition proposal.  Furthermore, the Aurora Partnerships agreed not to amend, waive, cancel or terminate the Securityholders Agreement or enter into any agreement, arrangement or understanding with any person or entity and to refrain from taking any actions described in clause (i) or (ii) of the foregoing sentence which would violate the Aurora Stockholders Agreement.

Under the terms of the Aurora Stockholders Agreement, the Aurora Partnerships also agreed (i) other than pursuant to the Aurora Stockholders Agreement, not to sell, transfer, encumber, assign or otherwise dispose of their Owned Shares to any third party; (ii) not grant a proxy or enter into any other voting agreement with respect to their Owned Shares and  Proxy Shares; (iii) not to seek, assert or perfect any appraisal rights under Section 262 of the Delaware General Corporation Law in connection with the Merger as it relates to their Owned Shares; (iv) to comply with the restrictions on solicitation of third party proposals set forth in Section 5.3 of the Merger Agreement; and (v) in the event that the Issuer terminates the Merger Agreement and accepts a third party acquisition proposal, to tender or pay to Purchaser in immediately available funds fifty percent (50%) of any consideration received under such alternative acquisition proposal to the extent that such consideration exceeds the amount that would have been received from Purchaser under the Merger Agreement.

(B)           Proxy Grantors Stockholder Agreement.          Certain of the Issuer’s stockholders who are subject  to Section 7.1 of the Securityholders Agreement, under which such stockholders previously granted the Aurora Partnerships a proxy to vote their shares of the Issuer’s Common Stock (“7.1 Stockholders”), also entered into a Stockholders Agreement with Purchaser and the Issuer (the “7.1 Stockholders Agreement”).  The 7.1 Stockholders Agreement is substantially similar to the Aurora Stockholders Agreement.  However, because the 7.1 Stockholders have previously granted the Aurora Partnerships a proxy to vote all of their shares, and the Aurora Partnerships have agreed with Purchaser under the Aurora Stockholders Agreement that they will vote the Proxy Shares in favor of the Merger, there is no provision in the 7.1 Stockholders Agreement requiring the 7.1 Stockholders to directly vote their shares in favor of the Merger.

(C)           GE Stockholders Agreement.             General Electric Pension Trust and General Electric Insurance Plan Trust (collectively “GE”), each of whom are subject to Section 7.2 of the Securityholders Agreement, under which GE (and certain others) previously agreed, subject to the terms of such Section 7.2, to vote their shares of Common Stock consistent with the vote of the Aurora Partnerships, also entered into a Stockholders Agreement with Purchaser and the Issuer (“GE Stockholders Agreement”).  The GE Stockholders Agreement is substantially similar to the Aurora Stockholders Agreement.  However, instead of imposing a direct obligation to vote their shares in favor of the Merger, the GE Stockholders Agreement provides  that at any meeting of the Issuer’s stockholders, or in any other circumstance upon which a vote or approval of stockholders is sought, GE will vote or cause to be voted all of its outstanding shares in accordance with Section 7.2 of the Securityholders Agreement.

(D)          Independent Director Stockholders Agreements.          The Issuer’s independent directors (Jack O. Peiffer, Thomas A. Johnson and J. Thomas Zusi) also entered into a Stockholders Agreement with the Issuer and Purchaser (the “Independent Directors Stockholders Agreement”).  The terms of the Independent Directors Stockholders Agreement are identical to that of the 7.1 Stockholders Agreement, except that the independent directors are not required to tender or pay to Purchaser in immediately available funds fifty percent (50%) of any consideration received under an alternative acquisition proposal to the extent that such consideration exceeds the amount they would have received from Purchaser under the Merger Agreement.

Other Stockholder Agreement Terms:

If at any time during the term of the Aurora Stockholders Agreement and prior to the consummation of the Merger, the Stockholders Agreements result in Purchaser or Meggitt PLC, a public limited company organized under the laws of England and Wales, and parent company to Purchaser, becoming the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) directly or indirectly, of more than 50% of the outstanding shares of Common Stock of the Issuer, the number of voting shares subject to the Stockholders Agreements (other than GE shares subject to the GE Stockholders Agreement) shall be deemed to be reduced (but only during the period where beneficial ownership above 50% shall exist) by such amount as shall be necessary to cause Purchaser to be the beneficial owner of 50% of the outstanding shares of Common Stock.

All of the Stockholders Agreements terminate upon the earlier of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement.  However, in connection with the obligation of certain stockholders to pay to Purchaser 50% of the profits from certain third party acquisition proposals, in the event the Merger Agreement is terminated, the restrictions against transfer of shares of Common Stock will apply after the announcement of a third party acquisition proposal, if any, and until withdrawal, of any such third party acquisition proposal.

Those stockholders who are party to the Securityholders Agreement and who did not enter into a Stockholders Agreement in connection with the Merger may sell, transfer, or otherwise dispose of their shares so long as any such transfer complies with the terms of the Securityholders Agreement and applicable law.  A transfer by such stockholders will decrease the number of Proxy Shares and/or Voting Shares subject to the Stockholders Agreements and will likewise decrease the number of shares of Common Stock subject to the Securityholders Agreement, including the voting provisions therein.

The foregoing summary of the Stockholders Agreements is qualified in its entirety by reference to each of the Stockholders Agreements; a copy of each agreement is included as exhibit hereto and incorporated by reference.

Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer
(a) and (b)
Background Information:

Pursuant to the Securityholders Agreement, which is more fully described in Item 6 below, certain stockholders granted an irrevocable proxy to each of the Aurora Partnerships, subject to certain exceptions.  As of March 7, 2007, 2,743,753 shares of Common Stock were subject to this proxy (as defined in Item 4 above, the “Proxy Shares”).  All of the Proxy Shares are subject to the Aurora Stockholders Agreement.  Other holders agreed to vote their shares of Common Stock in the same manner as the Aurora Partnerships vote their shares, subject to certain exceptions.  As of March 7, 2007, 6,011,850 shares of Common Stock were subject to this provision (as defined in Item 4 above, the “Voting Shares”).  All of the Voting Shares are likewise subject to the Aurora Stockholders Agreement.  Accordingly, as of March 7, 2007, the Aurora Partnerships had voting control, under the terms of the Securityholders Agreement, by proxy or voting agreement, over an aggregate of 8,755,603 outstanding shares of Common Stock (“Aurora Outstanding Voting Shares”).

In addition, certain holders of options have granted to the Aurora Partnerships rights similar to those set forth in the Securityholders Agreement with respect to the shares covered by their options.  As of March 7, 2007, options to purchase 560,844 shares (the “Aurora Option Voting Shares,” and, together with the Aurora Outstanding Voting Shares, the “Aurora Voting Shares”) were exercisable within 60 days and thus beneficially owned by the Aurora Partnerships.

Interests of Reporting Persons and Others*:

(1)          AEPII may be deemed to beneficially own 12,576,797 shares of Common Stock. Of this amount, 3,260,350 shares are owned of record by AEPII and AEPII has sole voting and dispositive power over such shares. The remaining 9,316,447 shares consist of Aurora Voting Shares, as to which AEPII has shared voting power. The 12,576,797 shares of Common Stock represent approximately 31.3% of the total outstanding shares of Common Stock. ACPII and AAII may be deemed to beneficially own the same securities.

(2)          AOEPII may be deemed to beneficially own 9,359,816 shares of Common Stock. Of this amount, 43,369 are owned of record by AOEPII and AOEPII has sole voting and dispositive power over such shares. The remaining 9,316,447 shares consist of Aurora Voting Shares, as to which AOEPII has shared voting power. The 9,359,816 shares of Common Stock represent approximately 23.3% of the total outstanding shares of Common Stock. AOCPII and AOAII may be deemed to beneficially own the same securities.

(3)          AEPIII may be deemed to beneficially own 17,352,905 shares of Common Stock. Of this amount, 8,036,458 shares are owned of record by AEPIII and AEPIII has sole voting and dispositive power over such shares. The remaining 9,316,447 shares consist of Aurora Voting Shares, as to which AEPIII has shared voting power. The 17,352,905 shares of Common Stock represent approximately 43.2% of the total outstanding shares of Common Stock. ACPIII and AAIII may be deemed to beneficially own the same securities, provided that AAIII also has sole dispositive power, in its capacity as general partner of KFE, over 265,362 shares, all of which are Aurora Voting Shares.

*              Note that Purchaser, with respect to all of the shares set forth herein, may be deemed to have voting power over such shares pursuant to, and with respect to the matters set forth in, the Stockholders Agreements.

(4)          AOEPIII may be deemed to beneficially own 9,406,973 shares of Common Stock. Of this amount, 90,526 are owned of record by AOEPIII and AOEPIII has sole voting and dispositive power over such shares. The remaining 9,316,447 shares consist of Aurora Voting Shares, as to which AOEPIII has shared voting power. The 9,406,973 shares of Common Stock represent approximately 23.4% of the total outstanding shares of Common Stock. AOCPIII and AOAIII may be deemed to beneficially own the same securities.

(5)          Each of Parsky and Mapes may be deemed to beneficially own 20,747,150 shares of Common Stock. Of this amount, 11,430,703 shares are owned of record by the Aurora Partnerships and 265,362 shares are owned of record by KFE. Crowell, Parsky and Mapes have shared voting and dispositive power over such shares. Also included in the 20,747,150 shares are the 9,316,447 Aurora Voting Shares (inclusive of the 265,362 KFE shares), as to which Crowell, Parsky and Mapes have shared voting power. The 20,747,150 shares of Common Stock represent approximately 51.6% of the total outstanding shares of Common Stock.

(6)          Parsky has sole dispositive power over 87,621 shares of Common Stock. Of such shares, 42,340 shares are held by Century City 1800 Partnership L.P., a limited partnership controlled by Parsky, 25,434 shares are held in an investment retirement account for Parsky and 19,847 shares are held in a family trust. All of these shares constitute Aurora Voting Shares.

(7)          Mapes has sole dispositive power over 9,262 shares of Common Stock held in an investment retirement account for Mapes. All of these shares constitute Aurora Voting Shares.

(c) No transactions were made by any other Reporting Person with respect to the Common Stock in the last 60 days, other than as described above.

(d) The right to receive distributions, and proceeds from the sale of the 8,036,458 shares, 90,526 shares, 3,260,350 shares, 43,369 shares and 265,362 shares of Common Stock held of record by AEPIII, AOEPIII, AEPII, AOEPII and KFE, respectively, is governed by their respective limited partnership agreements, and such distributions or proceeds may be made with respect to the general and limited partnership interests in such limited partnerships.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the arrangements described in Items 3, 4 and 5 of this Statement, the following contracts exist with respect to the voting and investment power of the securities of the Issuer.

Securityholders Agreement. The Aurora Partnerships and KFE and Messrs. Crowell, Parsky Mapes and Roeder are parties to the Securityholders Agreement. Each of the stockholders party to the Securityholders Agreement (other than the Aurora Partnerships and certain co-investors) have granted an irrevocable proxy to each of the Aurora Partnerships, each of which may act alone to exercise such proxy except in certain limited circumstances. With certain limited exceptions, each co-investor has agreed to vote its shares of Common Stock in the same manner as the Aurora Partnerships vote their respective shares of Common Stock. Shares of Common Stock are to be released from the proxy when they are no longer owned by the stockholder party to the Securityholders Agreement or its permitted transferee or any other person that is bound by the terms of the

Securityholders Agreement.

Each of the stockholders party to the Securityholders Agreement has agreed that, without the consent of a majority in interest of the Aurora Partnerships, it will not transfer any of the Issuer’s Common Stock that would exceed the lesser of the volume limitations set forth in clauses (i), (ii) or (iii) of Rule 144(e)(1) of the Securities Act, regardless of whether such transfer or such securities are otherwise subject to Rule 144.

All stockholders who are parties to the Securityholders Agreement are entitled to certain “piggy-back” registration rights with respect to shares of the Issuer’s Common Stock.  In addition, any holder or holders of more than 10% of the outstanding shares of the Issuer Common Stock are entitled to demand the registration of their shares, subject to customary restrictions.  The Issuer will bear all expenses incident to any such registrations, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder.  Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from the Issuer against certain liabilities, including liabilities under the Securities Act.

The foregoing summary of the Securityholders Agreement is qualified in its entirety by reference to the Securityholders Agreement (including all amendments thereto), copies of which are included as exhibits hereto and incorporated by reference.

Management Services Agreement.  The Issuer, its wholly-owned indirect subsidiary, K&F Industries, Inc., and Aurora Management Partners LLC, an affiliate of the Aurora Partnerships, are parties to that certain Amended and Restated Management Services Agreement dated as of August 12, 2005 (the “Management Services Agreement”).  The Management Services Agreement provides Aurora Management Partners with a right of first refusal to provide the Issuer with management and financial advisory services in exchange for mutually agreeable compensation (which will be 2% of the transaction consideration (including debt assumed and current assets retained) if an alternative amount is not expressly agreed upon).  This right of first refusal will terminate when Aurora Management Partners or its affiliates directly or indirectly hold less than 5% of the  Common Stock.

In connection with the Merger Agreement and as an inducement to Purchaser to enter into the Merger Agreement, Aurora Management Partners waived the up to 2% transaction fee owing to it under the Management Services Agreement.

Pursuant to the Management Services Agreement, the Issuer has also agreed to indemnify Aurora Management Partners and its partners, members, officers, employees, agents and affiliates and the stockholders, partners, members, affiliates, directors, officers and employees of any of the foregoing for losses relating to the services contemplated under the Management Services Agreement.  In addition, the Issuer has agreed to continue to reimburse Aurora Management Partners for its out-of-pocket expenses relating to the services contemplated under the Management Services Agreement.

The foregoing summary of the Management Services Agreement is qualified in its entirety by reference to the Management Services Agreement, a copy of which is included as an exhibit hereto and incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1

Securityholders Agreement, dated as of November 18, 2004, among K&F Industries Holdings, Inc. and certain of its Stockholders, Optionholders and Warrantholders, incorporated herein by reference to Exhibit 10.21 to the Issuer’s Registration Statement on Form S-4 (File No. 333-124870), filed with the Commission on May 12, 2005.

Exhibit 2

Amendment No. 1, dated as of December 27, 2004, to Securityholders Agreement among K&F Industries Holdings, Inc. and certain of its Stockholders, Optionholders and Warrantholders, incorporated herein by reference to Exhibit 10.22 to the ‘s Registration Statement on Form S-4 (File No. 333-124870), filed with the Commission on May 12, 2005.

Exhibit 3

Amendment No. 2, dated as of April 27, 2005, to Securityholders Agreement among K&F Industries Holdings, Inc. and certain of its Stockholders, Optionholders and Warrantholders, incorporated herein by reference to Exhibit 10.25 to the ‘s Registration Statement on Form S-1 (File No. 333-125117), filed with the Commission on May 20, 2005.

Exhibit 4

Amended and Restated Management Services Agreement, dated as of August 12, 2005, by and among K&F Industries Holdings, Inc., K&F Industries, Inc., and Aurora Capital Partners L.P., incorporated herein by reference to Exhibit 10.2 to the Current Report Form 8-K filed with the Commission on August 12, 2005.

Exhibit 5

Joint Filing Agreement by and among AEPII, AOEPII, AEPIII, AOEPIII, ACPII, AOCPII, ACPIII, AOCPIII, AAII, AOAII, AAIII, AOAIII, KFE, Crowell, Parsky and Mapes, dated August 18, 2005, incorporated herein by reference to Exhibit 5 to the Issuer’s Schedule 13D filed with the Commission on August 18, 2005.

Exhibit 6

Agreement and Plan of Merger, dated as of March 5, 2007, by and among K&F Industries Holdings,
Inc., Ferndown Acquisition Corp. and Meggitt -USA, Inc., incorporated herein by reference to Exhibit 2.1 to the  Issuer’ Current Report on Form 8-K filed with the Commission on March 6, 2007.

Exhibit 7

Guaranty and Undertakings Agreement, dated as of March 5, 2007, by and among Meggitt  PLC and K&F Industries Holdings, Inc., incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 6, 2007.

Exhibit 8

Stockholders Agreements by and among the Issuer, Purchaser and the stockholder signatories thereto, incorporated herein by reference to Exhibit 10.2 to the Issuer’ Current Report on Form 8-K filed with the Commission on March 6, 2007.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AURORA EQUITY PARTNERS II L.P.

By:	Aurora Capital Partners II L.P.,
its general partner

By:	Aurora Advisors II LLC,
its general partner

By:	/s/ Richard K. Roeder	March 20, 2007
Richard K. Roeder, Vice President and Secretary

AURORA OVERSEAS EQUITY PARTNERS II, L.P.

By:	Aurora Overseas Capital Partners II L.P.,
its general partner

By:	Aurora Overseas Advisors II, LDC,
its general partner

By:	/s/ Richard K. Roeder	March 20, 2007
Richard K. Roeder, Vice President and Secretary

AURORA EQUITY PARTNERS III L.P.

By:	Aurora Capital Partners III L.P.,
its general partner

By:	Aurora Advisors III LLC,
its general partner

By:	/s/ Richard K. Roeder	March 20, 2007
Richard K. Roeder, Secretary

AURORA OVERSEAS EQUITY PARTNERS III, L.P.

By:	Aurora Overseas Capital Partners III L.P.,
its general partner

By:	Aurora Overseas Advisors III, LDC,
its general partner

By:	/s/ Richard K. Roeder	March 20, 2007
Richard K. Roeder, Secretary

AURORA CAPITAL PARTNERS II L.P.

By:	Aurora Advisors II LLC,
its general partner

By:	/s/ Richard K. Roeder	March 20, 2007
Richard K. Roeder, Vice President and Secretary

AURORA OVERSEAS CAPITAL PARTNERS II L.P.

By:	Aurora Overseas Advisors II, LDC
its general partner

By:	/s/ Richard K. Roeder	March 20, 2007
Richard K. Roeder, Vice President and Secretary

AURORA CAPITAL PARTNERS III L.P.

By:	Aurora Advisors III LLC,
its general partner

By:	/s/ Richard K. Roeder	March 20, 2007
Richard K. Roeder, Secretary

AURORA OVERSEAS CAPITAL PARTNERS III L.P.

By:	Aurora Overseas Advisors III, LDC
its general partner

By:	/s/ Richard K. Roeder	March 20, 2007
Richard K. Roeder, Secretary

AURORA ADVISORS II LLC

By:	/s/ Richard K. Roeder	March 20, 2007
Richard K. Roeder, Vice President and Secretary

AURORA OVERSEAS ADVISORS II, LDC

By:	/s/ Richard K. Roeder	March 20, 2007
Richard K. Roeder, Vice President and Secretary

AURORA ADVISORS III LLC

By:	/s/ Richard K. Roeder	March 20, 2007
Richard K. Roeder, Secretary

AURORA OVERSEAS ADVISORS III, LDC

By:	/s/ Richard K. Roeder	March 20, 2007
Richard K. Roeder, Secretary

K&F EQUITY PARTNERS, L.P.

By:	Aurora Advisors III LLC,
its general partner

By:	/s/ Richard K. Roeder	March 20, 2007
Richard K. Roeder, Secretary

	/s/ Gerald L. Parsky	March 20, 2007
GERALD L. PARSKY

	/s/ John T. Mapes	March 20, 2007
JOHN T. MAPES

SCHEDULE A

AURORA ADVISORS INC. EXECUTIVE OFFICERS AND DIRECTORS

The business address of each of the persons listed below is Aurora Capital Group, 10877 Wilshire Blvd., Suite 2100, Los Angeles, California 90024.

OFFICERS	POSITION(S)

Gerald L. Parsky	Chairman of the Board

Richard K. Roeder	Vice President and Assistant Secretary and Director

Frederick J. Elsea, III	Chief Financial Officer